

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

Jamie L. Buskill
Senior Vice President & Chief Financial Officer
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

>   **Re: Boardwalk Pipeline Partners, LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 18, 2011**
>   **Form 10-Q for the Fiscal Period Ended March 31, 2011**
>   **File No. 001-32665**

Dear Mr. Buskill:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1. Please provide an organizational chart illustrating the relationships between you, your subsidiaries, and your general partner and provide us with your proposed disclosure.

2. For each of your last three completed fiscal years, please disclose your revenues from external customers, a measure of profit or loss and your total assets. Alternatively, provide a cross reference to an appropriate place in the financial statements containing this information. See Item 101(b) of Regulation S-K and provide us with your proposed disclosure.

Competition, page 6

3. We note your statements in the first paragraph of this section that "competition has become stronger in [your] market areas" and that "regulators' continuing efforts to

increase competition in the natural gas industry have increased the natural gas transportation options of [your] traditional customers." Please provide an estimate of the number of your competitors and briefly describe the way(s) in which the changing competitive conditions mentioned in your disclosure will affect that way(s) in which you compete. Please provide us with your proposed disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Competition and Contract Renewals, page 24

4. Items 303(a)(1) and (2) of Regulation S-K state that you should discuss any known trends or any known demands, commitments, events or uncertainties that will result in or are reasonably likely to impact your liquidity in any material way. Please expand your disclosure to discuss the current and potential future impact on your liquidity and capital resources of the trends you have identified regarding your basis spreads. In this regard, we note your statements in the first paragraph of this section that "new sources of natural gas have created changes in pricing dynamics between supply basins, pooling points and market areas" and that "as a result of the increase in overall pipeline capacity and new sources of supply, in 2009 basis spreads on [your] pipeline systems began to narrow . . . [the] trend continued into 2010, although in the latter part of 2010 basis spreads on [your] pipeline spreads improved." Please disclose the consequences of this reduction in basis spreads on your financial condition and quantify this impact to the extent reasonably practicable. Also provide an approximate timeline upon which you anticipate these reductions in basis spreads will affect your financial condition and disclose the assumptions underlying this estimate, and the likelihood that any such assumptions will change. Please provide us with your proposed disclosure. This comment also applies to your Form 10-Q for the fiscal period ended March 31, 2011.

5. We note your disclosure in the second paragraph of this section that "marketing [your] available capacity and renewing expiring contracts [has] become more difficult." Please provide additional disclosure regarding this trend, including the ways in which renewing your contracts have become more difficult and quantify, to the extent practicable, this impact on your financial condition. We also note your disclosure here, and elsewhere in your filing that your short-term capacity availability has decreased, due to an increase in long-term capacity commitments. Please discuss the impact, if any, of this change in the mix of services on your overall business plan, including whether the basis spreads pertaining to short-term and long-term capacity contacts differ. Please provide us with your proposed disclosure. This comment also applies to your Form 10-Q for the fiscal period ended March 31, 2011.

Item 11. Executive Compensation, page 94

Compensation Discussion and Analysis, page 94

6. Please include the disclosure required by Item 402(s) of Regulation S-K. In this regard, we note your statement in the second paragraph on page 94 that in developing your executive compensation plan you have "considered whether [your] compensation policies and practices could possibly introduce material risks to [your] business" but that you do not provide any additional narrative disclosure regarding the effect of your compensation policies on risk-management incentives and risk-taking activities. Please provide us with your proposed disclosure.

Base Salary, page 95

7. We note that you compared your base salary amounts to the median base salary amounts set forth in the Towers Database and adjusted the salaries of Messrs. Gafvert, Buskill, Cody, and McMahon upwards by amounts ranging from 8% to 31%. We also note that "[i]n determining the size of the long-term incentive awards granted in 2010, [you] referred to the Towers Database to assess the reasonableness of the grants in relation to the market median value." As it appears that you are engaged in benchmarking, please identify the benchmarks used in determining various components of your executive compensation packages, as well as the components of such benchmarks, including component companies. See Item 402(b)(2)(xiv) of Regulation S-K and provide us with your proposed disclosure.

Incentive Compensation, page 95

8. Please describe how you calculated annual cash incentive compensation for each executive officer, including how you measured performance goals against actual performance. For example, describe how you applied the performance measures listed on page 96 to calculate the incentive compensation of your chief executive officer. Also disclose the way(s) in which you evaluate individual performance and contributions to the partnership and the way(s) in which such evaluation translates to compensation. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Summary of Executive Compensation, page 99

9. We note that you have disclosed summary compensation information for four of your named executive officers. Please revise your disclosure to provide summary compensation information for your three most highly compensated executive officers other than the principal executive officer and principal accounting officer. See Item 402(a)(3)(iii) of Regulation S-K. In this regard, note that it is appropriate for you to

Jamie L. Buskill
Boardwalk Pipeline Partners, LP
June 2, 2011
Page 4

include executive officers of your subsidiaries as named executive officers. See Instruction 2 to Item 402(a)(3) of Regulation S-K.

10. We note that in establishing short term incentive awards, each executive officer is assigned a target amount and that plan payouts can range from 0 to 200% of the target amount. With a view toward understanding how you arrived at the amounts disclosed in the summary compensation table, please disclose the percentage payouts applicable to each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director